CNX Gas Corporation
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506
phone:	724/485-4550
Fax:	724/485-4930
Web:	www.cnxgas.com
WILLIAM J. LYONS
Executive Vice President and Chief Financial Officer

July 2, 2009

BY EDGAR SUBMISSION

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549

Re:	CNX Gas Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 17, 2009

Schedule 14A Filed March 23, 2009

File No. 1-32723

Dear Mr. Schwall:

Enclosed please find our responses to the comments set forth in the letter dated June 11, 2009 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Schedule 14A filed March 23, 2009 (the “Proxy Statement”) for CNX Gas Corporation. References to the “Company”, “we”, “us” or “our” in this letter refer to CNX Gas Corporation. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses are in regular type.

Securities and Exchange Commission

July 2, 2009

Schedule 14A Filed March 23, 2009

1.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Response:

In future filings, we will comply with the SEC’s requests as described below. Sample future disclosures are included in this letter.

Compensation Discussion and Analysis

Design of the Short-Term Incentive Compensation Programs for 2008 and 2009, page 28

2.	We note your response to our prior comment 3. You discuss various components of Mr. DeIuliis’ individual performance factor. You state that “the first three are wholly subjective and qualitative and the last one – operating and financial performance inducing safety, production, capital expenditure and unit cost goals, developing exploration program and managing reserve growth – was also intended to be qualitative, as shown by the description of this goal as including ‘developing the exploration program and managing reserve growth,’ which is a qualitative goal [emphasis added]. Please advise us as to whether the other pieces of the operating and financial performance component (safety, production, capital expenditure and unit cost goals) are also qualitative or whether they include quantitative measures. If they include quantitative measures, please explain to us the basis for omitting each quantitative measure.

Response:

We believe that all the components of Mr. DeIuliis’ individual performance factor are qualitative, including safety, production, capital expenditure and unit cost goals. In accordance with the SEC’s Compliance & Disclosure Interpretations (“CD&I”), dated July 3, 2008 (Question 118.04), the Company does not believe it is required to provide a quantitative performance target for such qualitative goals.

To clarify, we will provide the following disclosure in future filings in the first paragraph under “Individual Performance Factor” as follows (with the underscored language being added to page 29 of the 2010 proxy):

“The individual performance factors for each of our Chief Executive Officer and other named executive officers are not established as specific quantitative goals but rather purely qualitative and used by the Compensation Committee as a means by which to make a subjective determination of each of their overall individual performances.”

3.	We note your response to our prior comment 5. We understand from your response to our prior comment 4 that the individual performance factors for the named executive officers other than the CEO “are subjective and qualitative.” However, with regard to Mr. DeIuliis, as stated above in comment 2, to the extent that the components of Mr. DeIuliis’ individual performance factor include quantitative measures, please explain to us the basis for omitting a discussion of his performance relative to each such quantitative measure.

Securities and Exchange Commission

July 2, 2009

Response:

Please see our response to comment 2.

Additionally, please note that our response to prior comment 4 was not intended to imply that the CEO’s individual performance factors are quantitative. Instead, the “carve out” regarding the CEO related to the fact that the sentences that follow relate solely to non-CEO named executive officers. More specifically, the process by which the non-CEO named executive officers is evaluated is different than the process by which the CEO is evaluated. Namely, the CEO evaluates the named executive officers and makes a recommendation to the Compensation Committee regarding their individual performance factors. The CEO does not make that type of recommendation regarding his own performance factor.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at 724.485.4550. My fax number is 724.485.4834.

Sincerely,

/s/ William J. Lyons
William J. Lyons
Executive Vice President & Chief Financial Officer

cc:	T. Levenberg
N. Gholson
P. Jerome Richey
Stephen W. Johnson
Lorraine L. Ritter
Michael D. McLean
Stephanie L. Gill